

10029912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Icon Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5299 DTC Blvd. Suite 1200
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik L. Jonson — (303) 790-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Erik L. Jonson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Icon Distributors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

E Jonson
Signature

Executive VP/Treasurer
Title

State of Colorado
County of Arapahoe

Lisa A. Duran
Notary Public



Lisa A. Duran
NOTARY
PUBLIC
STATE OF COLORADO
MY COMMISSION EXPIRES 01/13/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
A statement of financial condition has been filed for public use, please give this report confidential treatment.

ICON DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

ICON DISTRIBUTORS, INC.

TABLE OF CONTENTS

 SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
ICON Distributors, Inc.

We have audited the accompanying statement of financial condition of ICON Distributors, Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of ICON Distributors, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 29, 2010

ICON DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$	722,267
COMMISSIONS RECEIVABLE		142,595
	$	**864,862**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	92,260
Accounts payable		43,207
Total liabilities		135,467
CONTINGENCIES (Note 3)		
SHAREHOLDER'S EQUITY: (Note 2)		
Common stock, par value $0.01 per share; 10,000,000 shares authorized; 3,000 shares issued and outstanding		30
Additional paid-in capital		696,252
Retained earnings		33,113
Total shareholder's equity		729,395
	$	**864,862**

The accompanying notes are an integral part of this statement.

ICON DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Company was incorporated in Colorado on May 3, 1991 and operates as a securities broker-dealer. The Company is a wholly owned subsidiary of ICON Management and Research.

15c 3-3 Exemption

The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company's broker transactions are limited to the sale and redemption of redeemable securities of registered investment companies. The Company does not carry or clear customer accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments, including cash and cash equivalents, commissions receivable, accounts payable and commissions payable, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers certificates of deposits to be cash equivalents.

Income Taxes

The Company has elected, with the consent of its parent, the sole shareholder, to be taxed under the provisions of the S-Corporation statutes of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. Instead, the parent includes the Company's taxable income or loss on its income tax return.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2009, the Company had net capital and net capital requirements of $679,063 and $9,031, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.20 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - NATURE OF OPERATIONS AND RELATED PARTY TRANSACTIONS

The Company's sole business is to clear and transact business on behalf of its affiliate on a fully disclosed basis. Accordingly, the Company is considered to be economically dependent on its affiliate's operations. The Company is provided office space and use of equipment from its affiliate.

During the year ended December 31, 2009, the Company paid $53,667 to its affiliate for reimbursement of custodial fees paid on behalf of the ICON Funds.

NOTE 4 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through January 29, 2010 which is the date of the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.